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Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

First Data Corporation released the following press release today:

Investor Relations Contact:
David Banks
First Data
303-967-8057

Media Relations Contact:
Greg Rossiter
First Data
303-967-6275

First Data Plans to Voluntarily
Re-submit Antitrust Filing;
Resubmission Begins New 30-Day Waiting Period

        DENVER, May 9, 2003—First Data Corp. (NYSE: FDC) today said it intends to re-file its pre-merger notification and report form regarding its pending merger under the Hart-Scott-Rodino Antitrust Improvements Act. The decision will allow staff at the U.S. Department of Justice's antitrust division more time to review the proposed transaction.

        The initial Hart-Scott-Rodino submission was completed on April 10, 2003. Based on First Data's discussions with the Department of Justice, First Data will withdraw the original filing and re-file the documents with the DOJ and the Federal Trade Commission.

        The re-filing will start a new thirty-day regulatory review period that would have otherwise expired on May 12, 2003. First Data's approach to this regulatory approval is the same as it has been in the past, which is to engage directly with the regulators to address their questions. First Data and Concord EFS (NYSE: CE), believe that the approval process will be equally effective with this transaction.

        The re-filing is a procedural step to allow informal discussions to continue for an additional 30 days without requiring the Justice Department to issue a formal statutory request for additional information.

        First Data and Concord continue to believe the transaction will close in the second half of 2003 and remain committed to working cooperatively with the Department of Justice's antitrust division as it conducts its review.

About First Data

        First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States.

First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 159,000 agent locations in more than 195 countries and territories.

Not a Proxy Solicitation

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

        First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2003 annual meeting of stockholders.

Notice to Investors, Prospective Investors and the Investment Community Cautionary Information Regarding Forward-Looking Statements

        Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc. which are not historical facts, including expectations of when the transaction may close, are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

        Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (d) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (e) no catastrophic events that could impact First Data/Concord's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (f) no material breach of security of any First Data/Concord's systems; (g) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.; and (h) other risks and uncertainties described from time to time in First Data/Concord's public filings with United States Securities and Exchange Commission.

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First Data Plans to Voluntarily Re-submit Antitrust Filing; Resubmission Begins New 30-Day Waiting Period
Notice to Investors, Prospective Investors and the Investment Community Cautionary Information Regarding Forward-Looking Statements